EXHIBIT 99.1

Trilogy International Partners Inc.’s New Zealand CEO Announces Retirement

BELLEVUE, Wash., Aug. 08, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the "Company") (TSX:TRL) today announced that Stewart Sherriff, Chief Executive Officer of its New Zealand subsidiary, 2degrees, has stated that he intends to retire. Mr. Sherriff will remain in the role until a replacement is found, at which point he will serve on the 2degrees Board of Directors.

He was 2degrees’ Chairman of the Board beginning in 2010, but stepped in as Interim CEO in April 2013 following the tragic death of CEO Eric Hertz. Following a global search, he agreed to take on the role permanently later that year.

“What I hadn’t appreciated was how quickly New Zealanders had come to embrace 2degrees and the huge opportunity such a strong brand presented,” said Mr. Sherriff. “After 40 years working in more than 20 countries I still don’t think there is anything quite like 2degrees. Whoever takes on this role will be getting the best job in New Zealand, leading a remarkable team of people and a business with huge potential.  While I will miss working here, the company is tracking well and this is the right time for me to move back into a governance role – and see more of New Zealand.”

Brad Horwitz, Trilogy International Partner’s President and CEO of the Company, and 2degrees Chairman of the Board, said, “Stewart is leaving a legacy to be proud of, including taking 2degrees from a start-up operation to a profitable full-service telco. We’ve worked closely together for almost 30 years, in some 13 countries, and he will be missed. We’re glad that we will have the benefit of his experience and knowledge of the New Zealand telecom market on the 2degrees board.” Mr. Horwitz said a global search for a new CEO will begin immediately.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the debt facility and further investments in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual Information Form available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 40-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business.  Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made.  The forward-looking information and statements contained in this release represent our expectations as of the date of this release.  We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com